

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2009

Mr. David A. Minella
Chairman and Chief Executive Officer
Propsect Acquisition Corp.
9130 Galleria Court, Suite 318
Naples, Florida 34109

> **Re: Prospect Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed October 27, 2009**
> **File No. 333-162116**

Dear Mr. Minella:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of the Proxy Statement/Prospectus, page 17

Actions That May Be Taken to Secure Approval of Prospect's Stockholders and Warrantholders, page 30

1.   We note your disclosure that Prospect anticipates that the purchase price paid in these arrangements will not exceed a premium of up to $0.03 to $0.04 per share over the per share value held in Prospect's trust account and that the maximum amount that Prospect anticipates expending for these types of arrangements is approximately $100 million from the proceeds in the trust account to purchase up to no more than approximately 40% of the Prospect outstanding shares. Please

provide definite disclosure of the maximum per share amount, the maximum amount that may be used from the trust account and the maximum number of shares that may be purchased.

2.   Please also provide definitive disclosure of the maximum premiums that may be paid by the aggregators and the maximum fee payable to the aggregator.

3.   After you have provided disclosure on the maximum amounts that Prospect may spend in order to secure approval of the merger, please also quantify the reduction of Prospect's net assets at book value per common share assuming that the maximum is expended.

4.   Please disclose with more specificity the timing of any Form 8-K you expect to file to disclose these arrangements. For example, disclose if the Form 8-K will be filed prior to the date of the shareholders' meeting.

Risk Factors, page 46

Risks Related to the Merger, page 56

"Actions taken by Prospect and others to increase the likelihood . . . ," page 67

5.   We note your response to comment 16 in our letter dated October 26, 2009. You have included additional disclosure in this risk factor about the risk that stockholders who have already voted for the merger will not be allowed additional time beyond the meeting date to reconsider their vote. This is a separate and distinct risk from the risk that arrangements to secure approval of the merger could have a depressive effect on Prospect's stock. Each risk factor subheading should present a single, discreet risk. Please revise accordingly.

"If Prospect enters into purchase agreements with holders of its common stock or warrants . . . ," page 68

6.   We note your response to comments 17 and 18 in our letter dated October 26, 2009. The specific risks presented by the use of a third party aggregator are distinct from the risks presented by Prospect engaging in transactions to secure approval of the merger. For example, Prospect may further deplete trust account funds through the use of an aggregator because it could pay the purchase price to the aggregator, which could be the market price plus a premium, as well as a fee. As noted in comment 5 above, each risk factor should present a single, discreet risk. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

David A. Minella
Prospect Acquisition Corp.
October 27, 2009
Page 4

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Floyd Wittlin, Esq.
    Laurie A. Cerveny, Esq.
    Bingham McCutchen LLP
    Via facsimile (617) 345-5079